

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-mail
Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
Integrys Energy Group, Inc.
130 East Randolph Street
Chicago, Illinois 60601-6207

>   **Re: Integrys Energy Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 1-11337**
>
>   **Wisconsin Public Service Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 1-3016**

Dear Mr. O'Leary:

We have reviewed your response dated June 21, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1.   In order to facilitate this review, we have not repeated comments for issues that may be applicable to Wisconsin Public Service Corporation. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Integrys Energy Group, Inc.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 57
Goodwill Impairment, page 58

2.   We reviewed your response to comment three in our letter dated June 9, 2011. We understand that the PGL, NSG and MERC reporting units had fair values in excess of their carrying values at the time of the annual goodwill impairment test and are not at risk of failing step one of the impairment test. As such, we believe you should disclose that these reporting units are not at risk or provide the disclosures in our previous comment. Please advise.

Item 8. Financial Statements and Supplementary Data, page 66

Note 12 – Long-Term Debt, page 104

3.   We reviewed your response to comment four in our letter dated June 9, 2011 noting your statement that the debt to capitalization ratios required under debt covenants and imposed by regulators do not currently have any impact on your ability or the ability of your subsidiaries to pay dividends, as you are well within in the required ratios. Please tell us the amount of net assets of subsidiaries that can transferred to Integrys Energy Group in the form of loans, advances or cash dividends without violating the ratio requirements. If applicable, please reconsider the disclosure requirements of Rule 4-08(e)(3)(ii) of Regulation S-X.

Note 15 – Commitments and Contingencies, page 111

4.   We reviewed your response to comment five in our letter dated June 9, 2011. For those matters for which you cannot estimate a reasonably possible loss or range of loss, please provide us with an explanation of the procedures you undertake on a quarterly basis to attempt to develop a reasonably possible loss or range of loss for disclosure.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

                                Sincerely,

                                /s/ William H. Thompson

                                William H. Thompson
                                Accounting Branch Chief